Brian T. Gallagher E-Mail: Gallagher@CouncilBaradel.com Telephone Extension: 3420

June 23, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Livingston

Eric Envall

RE:	CWS Investments Inc

Offering Statement on Form 1-A

Filed May 20, 2022

File No. 024-11857

To the Division of Corporation Finance:

This letter is submitted on behalf of CWS Investments, Inc., a Virginia corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated June 23, 2022, with respect to the Issuer’s Third Amended Offering Statement on Form 1A (File No. 024-11857), filed with the SEC on June 16, 2022. This letter is being submitted contemporaneously with the filing of the Fourth Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

125 West Street, 4th Floor, Annapolis, Maryland 21401

Annapolis: 410.268.6600     Baltimore: 410.269.6190     Washington: 301.261.2247     Fax: 410.269.8409     www.CouncilBaradel.com

CB File No. 20324.33	June 23, 2022

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

The Company may not be successful in availing ourselves of the Investment Company Act exclusions..., page 10

1.	Please refer to your response to prior comment number 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the 1940 Act. In the paragraph describing the Company’s intended operations under 3(c)(5)(C), please delete the reference to “securities issued by other real estate funds” in the new parenthetical.

Issuer Response: The reference to “securities issued by other real estate funds” has been deleted.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we continue to appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Very respectfully,

//btg//

Brian T. Gallagher